UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
EAGLE FINANCIAL SERVICES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $2.50 PER SHARE
(Title of Class of Securities)
26951R104
(CUSIP Number)
JAMES W. MCCARTY, JR., EAGLE FINANCIAL SERVICES, INC., 2 EAST MAIN STREET, BERRYVILLE, VIRGINIA 22611 (540) 955-2510
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
OCTOBER 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26951R104		SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Wilkins, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 58,367.763
BENEFICIALLY	8	SHARED VOTING POWER 21,190.565
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 58,367.763
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,190.565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,558.328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

FOR

JAMES R. WILKINS, JR.

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $2.50 per share (“Common Stock”), of Eagle Financial Services, Inc., 2 East Main Street, Berryville, Virginia  22611 (the “Issuer”).

Item 2.

Identity and Background

(A)

James R. Wilkins, Jr.

(B)

1014 Lake St. Clair Drive, Winchester, Virginia 22603.

(C)

Mr. Wilkins is President of Wilkins ShoeCenter, Inc., a footwear retailer located at 7 South Loudoun Street, Winchester, Virginia 22601.  He is also a director of the Issuer.

(D)

During the last five years, Mr. Wilkins has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Wilkins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)

Mr. Wilkins is a citizen of the U.S.A.

Item 3.

Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used by James R. Wilkins, Jr. in acquiring beneficial ownership of shares of Common Stock are as follows:

In April 1995, Mr. Wilkins purchased 1,530 shares of Common Stock with cash for Wilkins ShoeCenter Inc. Profit Sharing Trust of which he is the Trustee.  On January 1, 1997, there was a 100% dividend stock split of Common Stock.  In January 1998, Mr. Wilkins purchased 2,000 shares of Common Stock with

Page 3 of 7 Pages

cash for Wilkins ShoeCenter, Inc. Profit Sharing Trust.  Accordingly, with respect to these purchased shares of Common Stock, Mr. Wilkins now beneficially owns 5,060 shares.  These shares were purchased prior to Mr. Wilkins being named as a director of the Issuer.

In 1998, Mr. Wilkins became a director of the issuer.  From 1998 to 2004, Mr. Wilkins purchased a total of 33,768 shares of Common Stock on the open market for approximately $1,055,014 with personal funds and acquired 1,348.084 shares of Common Stock through the Issuer’s Dividend Reinvestment Plan.

During the same period, Wilkins ShoeCenter, Inc. Profit Sharing Trust purchased a total of 17,955 shares of Common Stock on the open market for approximately $505,105 and acquired 2,090.714 shares of Common Stock through the Issuer’s Dividend Reinvestment Plan, Wilkins Investments, LP (of which Mr. Wilkins is a general partner) purchased a total of 19,159 shares of Common Stock on the open market for approximately $717,009 and Adam Still Trust (of which Mr. Wilkins is a co-trustee) purchased a total of 1,891 shares of Common Stock on the open market for approximately $45,384 and acquired 140.565 shares of Common Stock through the Issuer’s Dividend Reinvestment Plan.

Item 4.

Purpose of Transaction

James R. Wilkins, Jr. has acquired shares of Common Stock for investment purposes.

There are no plans or proposals that Mr. Wilkins may have that relate to or would result in:

(A)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)

A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 7 Pages

(E)

Any material change in the present capitalization or dividend policy of the Issuer;

(F)

Any other material change in the Issuer’s business or corporate structure;

(G)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(A)

The aggregate number and percentage of Common Stock beneficially owned by Mr. Wilkins are 79,558.328 shares and 5.27%, respectively.

(B)

Mr. Wilkins has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 58,367.763 shares identified pursuant to Item 5(a).  Mr. Wilkins is a partner or a trustee of entities that in total hold 21,190.565 shares, and thus Mr. Wilkins has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 21,190.565 shares identified pursuant to Item 5(a).

(C)

The following table discloses the transactions in Common Stock during the past 60 days by Mr. Wilkins:

Date	Type of Transaction	Number of Shares	Price Per Share
10/21/04	Purchase in open market	4,790	$43.65
	(James R. Wilkins, Jr.)

(D)

Mr. Wilkins is a general partner in Wilkins Investments, LP (with James R. Wilkins, III) and is a co-trustee of the Adam Still Trust (with Andrew Still), both of which hold shares of Common Stock.  He,

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therefore, shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James R. Wilkins, Jr. is a director of the Issuer.

Item 7.

Material to be Filed as Exhibits

None

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date:  November 30, 2004

/s/ James R. Wilkins, Jr.

James R. Wilkins, Jr.

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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